SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment )*

IZEA Worldwide, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

46604H204

(CUSIP Number)

Rodrigo Boscolo

GP Investments, Ltd.

300 Park Avenue S-219

New York, NY 10022

(212) 430-4340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46604H204

1.	Names of Reporting Persons. GP Cash Management, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,002,036
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,002,036

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,002,036
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.4%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 46604H204

1.	Names of Reporting Persons. GP Investments, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,002,036
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,002,036

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,002,036
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.4%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 46604H204

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, $0.0001 par value per share (the “Common Stock”) of IZEA Worldwide, Inc. (the “Issuer”), which has its principal executive offices at 1317 Edgewater Dr #1880, Orlando, Florida 32804.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed by GP Cash Management, Ltd. (“GP Cash Management”) and GP Investments, Ltd. (“GP Investments,” and together with GP Cash Management, each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”). GP Investments is the sole shareholder of GP Cash Management. Fersen Lambranho and Antonio Bonchristiano share voting control over the controlling shareholder of GP Investments. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b)

The address of the principal business office of GP Cash Management is Lyford Manor, Western Road, Lyford Cay, Nassau, N.P., The Bahamas, PO BOX CB-13007. The address of the principal business office of GP Investments is 16 Burnaby Street, Hamilton, HM 11, Bermuda.

(c)	The principal business of GP Cash Management and GP Investments is purchasing, holding and selling securities for investment purposes.

(d)	During the last five years, none of the Reporting Persons, Mr. Lambranho or Mr. Bonchristiano has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons, Mr. Lambranho or Mr. Bonchristiano, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	GP Cash Management is a Bahamas limited liability company. GP Investments is a Bermuda limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds for the acquisitions of the Common Stock reported on this Schedule 13D was working capital of GP Cash Management. The aggregate purchase price for the Common Stock reported on this Schedule 13D was approximately $7.8 million.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock set forth in this Schedule 13D and hold their shares of Common Stock for investment purposes.

Each Reporting Person expects to continuously review such person’s investment in the Issuer and, depending on various factors, including, but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire additional shares of Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose of or distribute some or all of its Common Stock or such other securities as it owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as the liquidity and diversification objectives.

The Reporting Persons have continued to evaluate the performance and strategic direction of the Issuer. Consistent with their investment intent, each Reporting Person may from time to time discuss with the Issuer’s management, directors, other shareholders and others, the Issuer’s performance, business, strategic direction, capital structure, product development program, prospects, board composition and management, as well as various ways of maximizing stockholder value, which may or may not include extraordinary transactions, acquisitions, and/or capital allocation strategy.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 16,339,860 shares of Common Stock outstanding as of May 10, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2024.

GP Cash Management directly owns 3,002,036 shares of Common Stock.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)

Schedule A to this Schedule 13D sets forth the transactions in the Common Stock of the Issuer effected by the Reporting Persons during the past sixty days, and is incorporated by reference into this Item 5(c).

(d)

No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

Exhibit 1 Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2024

GP CASH MANAGEMENT, LTD.

By:	/s/ Rodrigo Boscolo
Name: Rodrigo Boscolo
Title: Legal Representative

By:	/s/ Antonio Bonchristiano
Name: Antonio Bonchristiano
Title: Legal Representative
GP INVESTMENTS, LTD.

By:	/s/ Rodrigo Boscolo
Name: Rodrigo Boscolo
Title: Legal Representative

By:	/s/ Antonio Bonchristiano
Name: Antonio Bonchristiano
Title: Legal Representative

Schedule A

The following table sets forth the transactions in the Common Stock of the Issuer effected by the Reporting Persons during the past sixty days, and is incorporated by reference into this Item 5(c).

Name	Date of Transaction	Number of Securities Acquired or Disposed	Type of Transaction	Price per Security
GP Cash Management	5/16/24	178,330	Purchase	$2.77
GP Cash Management	5/14/24	928,114	Purchase	$3.20
GP Cash Management	5/10/24	102	Purchase	$3.14
GP Cash Management	5/9/24	38,021	Purchase	$3.06
GP Cash Management	5/3/24	1,427	Purchase	$3.00
GP Cash Management	5/2/24	7,744	Purchase	$2.99
GP Cash Management	5/1/24	20,059	Purchase	$2.87
GP Cash Management	4/26/24	61,598	Purchase	$2.78
GP Cash Management	4/25/24	11,481	Purchase	$2.59
GP Cash Management	4/24/24	28,258	Purchase	$2.48
GP Cash Management	4/17/24	516	Purchase	$2.50
GP Cash Management	4/16/24	6,620	Purchase	$2.50
GP Cash Management	4/15/24	77,412	Purchase	$2.46
GP Cash Management	4/12/24	3,359	Purchase	$2.40
GP Cash Management	4/11/24	20,083	Purchase	$2.38
GP Cash Management	4/10/24	10,349	Purchase	$2.30
GP Cash Management	4/9/24	9,441	Purchase	$2.35
GP Cash Management	4/8/24	559	Purchase	$2.30
GP Cash Management	4/2/24	65,000	Purchase	$2.32
GP Cash Management	4/1/24	15,000	Purchase	$2.30
GP Cash Management	3/28/24	145,000	Purchase	$2.40
GP Cash Management	3/27/24	1,606	Purchase	$2.29
GP Cash Management	3/22/24	46,544	Purchase	$2.15
GP Cash Management	3/21/24	3,827	Purchase	$2.10
GP Cash Management	3/20/24	12,118	Purchase	$2.10
GP Cash Management	3/19/24	26,675	Purchase	$2.08
GP Cash Management	3/18/24	1,300	Purchase	$2.05